FORM 4 X Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT TO STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or Section

30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol SAFE ID CORPORATION (MYID)								6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _ Director 10% Owner __ Officer (give title below) __Other (specify below) __________
(Last)(First)(Middle) Morginn, Lance	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)						4. Statement for Month/Year 9/13/2002		7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
(Street) 3248 1st Ave. W. Vancouver, B.C. Canada V6K 1H5							5. If Amendment, Date of Original (Month/Year)
(City)(State)(Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Trans action Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)		4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Inst. 3 and 4)		6. Owner-ship Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	1999	A		6,000,000	A	N/A	Common Stock	6,000,000	D
Common Stock	2002	A		4,000,000	D	N/A	Common Stock	2,000,000	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Inst. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Inst. 4)	10. Ownership of Derivative Securities Beneficially Owned at End of Month (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
N/A

Explanation of Responses: In a transaction dated 8/23/2002, Mr. Morginn sold 4,000,000 shares, thereby becoming a less than 10% holder. On September 13, 2002, Mr. Morginn resigned as an officer and director of the Company. As a result of each of these transactions, he is no longer subject to reporting obligations under Section 16.

/S/ LANCE MORGINN Lance Morginn	9/13/2002 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.